Exhibit 12

Computation of Ratios of Earnings to Fixed Charges

	Six Months Ended June 30, 2003	Year Ended December 31,
		2002	2001	2000	1999	1998
Income before Income Taxes	$111,178	$214,743	$191,897	$189,741	$187,396	$105,366
Fixed Charges:
Interest Expense	144,400	322,261	480,240	517,754	384,891	339,765
1/3 Rent Expense	4,263	7,511	6,222	5,661	4,943	5,479
Total Fixed Charges	148,663	329,772	486,462	523,415	389,834	345,244
Total	$259,841	$544,515	$678,359	$713,156	$577,230	$450,610
Ratio of Earnings to Fixed Charges	1.75%	1.65%	1.39%	1.36%	1.48%	1.31%

Interest on Deposits	$75,361	$185,520	$323,499	$359,460	$279,166	$261,266
Ratio of Earnings to Fixed Charges excluding interest on deposits	2.51%	2.49%	2.18%	2.16%	2.69%	2.25%